UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of December 2013

Commission File Number 001-34987

LENTUO INTERNATIONAL INC.

Building D, 2nd Floor, 56 East 4th Ring South Road

Chaoyang District, Beijing 100023

People’s Republic of China

Tel: (86-10) 8735 8388

Fax: (86-10) 8736 9868

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes ☐ No ☒

EXHIBITS

Number	Description of Document

99.1	Announcement of Third Quarter of 2013 Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lentuo International Inc.

Dated: December 11, 2013

	By:	/s/ Hetong Guo_

	Name:	Hetong Guo

	Title:	Chairman